Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

AT&T: Strong Execution,
Substantial Opportunity

Rick Lindner

Senior Executive Vice President and Chief Financial Officer
AT&T Inc.

[LOGO]

Copyright © 2006 AT&T. All rights reserved.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and are subject to significant risks and uncertainties and outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). AT&T is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. This presentation may contain certain non-GAAP financial measures. Reconciliation between the non-GAAP financial measures and the GAAP financial measures are available on the company’s Web site at www.att.com/investor.relations.

Copyright © 2006 AT&T. All rights reserved.

Note

In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

Copyright © 2006 AT&T. All rights reserved.

Strong Track Record of Creating Opportunities, Delivering Results

Transactions	• Wireless and wireline

Wireless	• Solid subscriber growth
• Robust expansion in data services

Business	• Consistent strength in small/medium
• Encouraging trends in enterprise

Consumer	• Strong growth in broadband and bundling
• End of UNE-P, growth in VoIP
• Next-generation network deployment under way and on track

Copyright © 2006 AT&T. All rights reserved.

What Sets AT&T Apart?

[GRAPHIC]

Industry’s Premier Assets

Industry’s Largest Synergy Opportunities

Strong Track Record

Positive Outlook

Copyright © 2006 AT&T. All rights reserved.

Strong Execution: EPS Growth

AT&T Inc. Adjusted
Earnings per Share by Quarter

[CHART]

Four consecutive quarters with sequential and year-over-year growth in adjusted earnings per share

Copyright © 2006 AT&T. All rights reserved.

Strong Execution: Cingular Wireless

Churn
Reduction
Average Monthly
Subscriber Churn

[CHART]

Revenue
Growth Rates

[CHART]

2005 revenue comparisons to pro forma results. Pro forma includes results from AT&T Wireless and other acquired properties and excludes results from markets that have been divested.

640 basis point adjusted OIBDA margin expansion over the past year

OIBDA margin is defined as operating income plus depreciation and amortization divided by wireless service revenue. Adjusted OIBDA margin excludes cash merger integration charges of $105 million in 1Q05, and $64 million of cash merger integration charges in 1Q06.

Copyright © 2006 AT&T. All rights reserved.

Strong Execution: Business

Regional Business
Pro Forma Growth Rates

[CHART]

Enterprise Pro Forma Revenue Growth Rates

Enterprise Data Revenues

[CHART]

Total Enterprise Revenues

[CHART]

Copyright © 2006 AT&T. All rights reserved.

Strong Execution: Regional Consumer

DSL Penetration
of Consumer
Primary Lines

[CHART]

Consumer
Revenue
Connections
(millions)

[CHART]

Consumer revenue connections are made up of retail access lines, DSL lines and video subscribers.

In 1Q06, 5.7% year-over-year growth in consumer revenue per line

Copyright © 2006 AT&T. All rights reserved.

Strong Execution: AT&T Merger Integration

Front-line enterprise sales force consolidation complete

Selling high-end enterprise portfolio in small/medium space

Network buildout begun, customer migration to start in June

Expect to have all legacy SBC mass market LD traffic migrated by 4Q06

Copyright © 2006 AT&T. All rights reserved.

Strong Execution: Margin Expansion

AT&T Inc. Consolidated Adjusted
Operating Income Margin

[CHART]

1Q06 adjusted operating income margin above guidance range

4Q05 excludes $106 million of non-merger severance charges and $866 million of merger integration and amortization costs; 1Q06 excludes $529 million of merger integration and amortization costs.

Copyright © 2006 AT&T. All rights reserved.

Execution and Valuation

More than 9% total return year to date, despite merger announcement, consistent with overall market

Forward-looking P/E ratio at a substantial discount to S&P 500, well below historical norms

Copyright © 2006 AT&T. All rights reserved.

Positive Outlook

Expected AT&T Free Cash
Flow After Dividends

[CHART]

•                  Double-digit adjusted EPS growth expected in each of the next three years

•                  Following BellSouth merger, return to revenue growth in 2007, versus pro forma 2006

•                  Share repurchase of at least $10 billion planned over the next 19 months, with at least $2 billion expected in 2006

Expectations assume planned BellSouth merger closes by year end 2006. Free cash flow after dividends is cash from operations plus proportionate share of Cingular free cash flow, less capital expenditures and dividends. After BellSouth merger, free cash flow after dividends will be cash from operations less capital expenditures and dividends.

Copyright © 2006 AT&T. All rights reserved.

Substantial Opportunity

AT&T has large, clearly defined upside potential across its business

1.              Wireless

2.              Business

3.              Broadband

4.              Cost Structure

AT&T’s potential in all of these areas will be expanded by its planned merger with BellSouth

Copyright © 2006 AT&T. All rights reserved.

Substantial Opportunity:
Wireless Margin Expansion

OIBDA Margins

[CHART]

1Q06 OIBDA margin adjusted to exclude cash merger integration charges of $64 million.

•                  Opportunity for an additional 1,000 basis points of margin expansion over next two years – on $35 billion revenue base

•                  Substantial margin potential ahead: network integration and systems conversion

Copyright © 2006 AT&T. All rights reserved.

Substantial Opportunity: Wireless Data

Cellular/PCS Spectrum Depth
(MHz in Top 100 Markets)

[CHART]

Source: Raymond James Equity Research

•                  1Q Cingular Wireless data revenues up 53%

•                  3G UMTS/HSDPA network to launch in most major markets this year

•                  Voice and data on one network

•                  Average data speeds up to 700 kbps with bursts of up to 3 mbps

Copyright © 2006 AT&T. All rights reserved.

Substantial Opportunity: Enterprise

[GRAPHIC]

AT&T’s global network and advanced product sets deliver value to customers around the world

Superior Network

•                  Global backbone network averages 5.1 petabytes per business day

•                  30 Internet data centers on 4 continents

•                  Dedicated MPLS access in 127 countries

Superior Portfolio

•                  Broad suite of managed services, hosting and consulting services

•                  Security and business continuity

•                  Enterprise mobility products

•                  VoIP and other IP-based services

Copyright © 2006 AT&T. All rights reserved.

Substantial Opportunity:
Encouraging Enterprise Trends

Enterprise Retail Pricing Trends

[CHART]

In voice and data transport, gap between average pricing in portfolio and point-of-sale pricing has narrowed

•                  Capturing technology migration

•                  Excellent marketplace momentum, positive response to merger

•                  Volumes are strong

Copyright © 2006 AT&T. All rights reserved.

Substantial Opportunity:
Small/Medium Business

[GRAPHIC]

•                  Large customer base

•                  Stable local voice revenues in recent quarters

•                  15% growth in small/medium business data revenues year over year, with double-digit increases in both transport and IP data

•                  Significant opportunity to migrate services developed and proven in enterprise space

Copyright © 2006 AT&T. All rights reserved.

Substantial Opportunity:
Project Lightspeed

Integrated IP video, high speed Internet and voice network

Natural extension of current fiber deployment

Logical and disciplined approach

Superior network for both business and consumer services

[GRAPHIC]

Offer integrated services and leverage applications and content across three screens:
high speed Internet, wireless, TV

Copyright © 2006 AT&T. All rights reserved.

Project Lightspeed Update

Controlled Market Entry	Scaled Launch

• More than 200 channels	• 15 – 20 markets
• Hundreds of hours of VoD content	• 3 SD streams and 1 HD stream
• DVR capabilities	• More than 300 channels
• Fast channel change	• Significant increase in VOD
• Interactive program guide	• Interactive applications
• High speed Internet access up to 6 Mbps

Future options include remote-access capabilities, customizable L-bar, multiple picture-in-picture functionality, whole-home DVR, My Photos channel

Copyright © 2006 AT&T. All rights reserved.

BellSouth Merger: Simplified Wireless Ownership and Operating Structure

[GRAPHIC]

•                  Allows for easier, faster integration of wireless and wireline networks and services

•                  Enables full shared use of network assets, including AT&T’s IP backbone

•                  Drives operating efficiencies for both wireless and wireline

•                  Allows for shared R&D and product development, shared content and applications

Copyright © 2006 AT&T. All rights reserved.

BellSouth Merger: Expanded Business and Broadband Opportunities

Enterprise Business	Small/Medium Business	Project Lightspeed

• Enterprise customers in Southeast will benefit from AT&T’s global reach • Single point of contact, unified effort for wireless and wireline enterprise sales	• AT&T’s large-business services can be migrated to BellSouth’s small/medium-business base	• BellSouth’s deep fiber deployment consistent with Project Lightspeed • Half of BellSouth’s households are served by fiber with loops of less than 5,000 feet

Copyright © 2006 AT&T. All rights reserved.

BellSouth Merger:  Synergy/Cost Savings Opportunities

Combine functions, coordinate operations, share technology platforms at AT&T, BellSouth and Cingular

•                  Advertising – moving from three brands to one

•                  Traffic – BellSouth LD traffic moved to AT&T network, Cingular traffic moved to common IP backbone

•                  IT, support and customer care platforms optimized

•                  R&D and product development spread across larger base, with support from AT&T Labs

Copyright © 2006 AT&T. All rights reserved.

Substantial Opportunity: Cost Reduction

AT&T has the industry’s largest set of clearly identified merger synergy cost-reduction opportunities. Expected annual savings by 2008:

•                  $3 billion or more from Cingular/AT&T Wireless integration

•                  $2.5 billion or more from SBC/AT&T merger integration

•                  Approximately $2 billion from BellSouth merger integration, approaching $3 billion in 2009

•                  $1.2 billion from additional operational initiatives

Copyright © 2006 AT&T. All rights reserved.

The Timing Is Right

2004	2005	2006	2007	2008	2009

Cingular + AT&T Wireless Ahead of Schedule

SBC + AT&T Corp. Ahead of Schedule

AT&T + BellSouth Sequenced to build on previous integrations

Disciplined approach

•                  Detailed planning

•                  Dedicated teams

•                  Integration goals built into all operational budgets and plans

•                  Weekly reviews

Copyright © 2006 AT&T. All rights reserved.

AT&T In Summary

Premier Assets	• Wireless	• Broadband
	• Business	• Directory

Cost Reduction Opportunities	• Annual cost reductions from merger synergies plus operational initiatives expected to exceed $8 billion by 2008

Positive Outlook	• Expect to deliver double-digit EPS growth in each of next three years, with growing free cash flow after dividends

Management committed to building a strong track record based on consistent execution

Copyright © 2006 AT&T. All rights reserved.

AT&T: Strong Execution, Substantial Opportunity

Rick Lindner

Senior Executive Vice President and Chief Financial Officer AT&T Inc.

Copyright © 2006 AT&T. All rights reserved.